

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2023

Sam Teo
Chief Executive Officer
TREASURE GLOBAL INC
276 5th Avenue, Suite 704 #739
New York, New York 10001

       Re: TREASURE GLOBAL INC
           Draft Registration Statement on Form S-1
           Submitted August 10, 2023
           CIK No. 0001905956

Dear Sam Teo:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Brian Fetterolf at 202-551-6613 with any questions.

                               Sincerely,

                               Division of Corporation Finance
                               Office of Trade & Services

cc: Jeffrey Wofford